July 24, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington D.C. 20549

Via EDGAR and Federal Express

Attention:	Ms. Claudia Rios
Ms. Irene Barberena-Meissner

Re:	Ocean Power Technologies, Inc.
Registration Statement on Form S-3
Filed on June 30, 2023
File No. 333-273044

Dear Ms. Rios and Ms. Barberena-Meissner:

This letter is in response to your letter dated July 20, 2023, to Ocean Power Technologies, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement. For your convenience, the response is preceded by the Staff’s comment to which the response relates.

Form S-3 filed on June 30, 2023

Selling Stockholders, page 11

1.	Original Comment. We note the “Number of Shares Which May be Sold in This Offering” column of your selling stockholders’ beneficial ownership table includes more shares than the amounts owned prior to the offering by certain stockholders. For example, you disclose in the “Common Stock Beneficially Owned Prior to Offering” column of your table that Mark Gundersen and Attilio Angelini each beneficially own 745,951 and 30,000 shares, respectively, while you disclose in the “Number of Shares Which May be Sold in This Offering” column that they may each sell 911,535 and 35,117 shares, respectively. In addition, your disclosure in this table indicates that John M. Boylston, Trustee of The Deborah A. Coleman Trust, dated April 26, 2006 and other selling stockholders may sell shares even though no shares are owned by such selling stockholders prior to the offering. Lastly, we note disclosure in this table reflects that the number of shares beneficially owned by selling stockholders prior to the offering is the same as the number of shares owned after the offering, even though the post-offering amount assumes the selling stockholders will sell all of the common stock offered by them. Please revise these disclosures to resolve these discrepancies or advise.

Response. In response to the Staff’s comment, the Company has revised the table to reflect in the “Common Stock Beneficially Owned Prior to Offering” column all shares owned prior to the filing of the registration statement. We believe this addresses the Staff’s questions.

U.S. Securities & Exchange Commission

July 24, 2023

In connection with the Company’s response to the Staff, the Company acknowledges that the Company and its management are responsibe for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please call the undersigned at (609) 730-0400 with any additional comments or questions you may have.

Very truly yours,

/s/ Robert P. Powers
Robert P. Powers
Senior Vice President and Chief Financial Officer